Exhibit 12.1

RADIOSHACK CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

	Year Ended December 31,					Six Months Ended June 30, 2011
(In millions)	2006	2007	2008	2009	2010
Earnings:
Income from continuing operations before income taxes	$137.6	$351.1	$288.4	$314.6	$310.9	$90.1
Fixed charges (excluding capitalized interest)	125.3	117.8	112.2	120.8	118.6	59.0

Earnings available for fixed charges	$262.9	$468.9	$400.6	$435.4	$429.5	$149.1

Fixed charges:
Interest portion of rental expense	$81.0	$79.0	$76.3	$74.8	$74.9	$37.4
Interest on indebtedness (including capitalized interest and issuance expense amortization)	44.3	38.8	36.1	46.6	44.8	21.9

Total fixed charges	$125.3	$117.8	$112.4	$121.4	$119.7	$59.3

Ratio of earnings to fixed charges	2.10	3.98	3.56	3.59	3.59	2.51